2131 HOLDINGS, LLC DBA EGO TEQUILA

(a Texas limited liability company)

Form C

Disclosures in Reg CF Offering

October 21, 2024

TABLE OF CONTENTS

EXHIBIT A	PROCEEDS INTENDED USE
EXHIBIT B	POTENTIAL RISKS
EXHIBIT C	FINANCIAL STATEMENTS
EXHIBIT D	CAMPAIGN VIDEO SCRIPT

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must provide certain information to prospective investors so the investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form—Form C—is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(a) – Basic Information About the Company

Name of Company	2131 Holdings, LLC dba EGO Tequila
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Texas
Date Company Was Formed (from the Company's Certificate of Incorporation)	June 7, 2019
Kind of Entity	Limited liability company
Street Address	6921 Indiana Avenue, Fort Worth, TX 76137-3380
Website Address	https://www.egotequila.com

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	81,504.40	81,504.40
Cash & Equivalents	(11,463.09)	(11,463.09)
Account Receivable	1,426	1,426
Short-Term Debt	17,976.01	17,976.01
Long-Term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	0	0

§227.201(b) – Directors and Officers

The Company is a limited liability company, managed by its members.

Name	Position(s) with Company	Joined Company	Other Current Occupation and Occupation During the Last Three Years
Rikki Kelly	CEO, Managing Member and Founder	June 2019	CEO of EGO Tequila

Additional Information About Officers

Ms. Rikki Kelly – CEO

Ms. Kelly, our CEO, Managing Member, and Founder, provides strategic leadership and direction across all critical areas of the company. She oversees marketing and brand strategy, drives sales growth and customer acquisition, manages operational efficiency and scalability, and ensures sound financial planning and performance.

Ms. Kelly has gained valuable business insights and leadership skills through her participation in Goldman Sachs's One Million Black Women - Black in Business program, where she developed strategies for scaling small businesses, accessing capital, and building sustainable growth in underserved markets. Additionally, she holds an Executive Entrepreneurship Certification from Dartmouth's Tuck School of Business, where she enhanced her expertise in financial management, strategic planning, and operational excellence. These experiences have equipped her with a strong foundation in both theory and practical application, enabling her to drive innovation, build competitive advantages, and ensure long-term profitability and growth for the company.

§227.201(c) – Identify Each Person Who Owns 20% or More of the Voting Power

Rikki Kelly owns 100% of the company's voting power, holding 1,000,000 authorized shares.

§227.201(d) – The Company's Business and Business Plan

Business Overview:

2131 Holdings, LLC, doing business as EGO Tequila, is a premium tequila producer and importer. Our tequila is produced in Mexico using high-quality blue agave plants, adhering to traditional methods that ensure superior taste and craftsmanship. We then import the tequila to the United States, where it is bottled and prepared for distribution.

Our business operates as a B2B (business-to-business) model, primarily selling our finished tequila products to wholesalers. These wholesalers then distribute our tequila to retailers, including liquor stores, restaurants, bars, and other licensed vendors across multiple states. We currently focus on building relationships with key distributors in strategic markets, which allow us to grow our brand presence and expand our market reach

Our Market

The tequila industry has experienced significant growth in recent years, driven by increased consumer demand for premium and ultra-premium tequila, the rise of craft spirits, and expanding global markets. Key players in the industry include large multinational brands as well as smaller artisanal distillers. Mexico remains the dominant producer, as tequila must be made in specific regions of the country to be classified as such. The U.S. is the largest export market, where tequila has gained popularity in cocktail culture and among younger consumers who prioritize quality and authenticity. Market trends show a shift toward high-end tequila offerings, such as aged and small-batch varieties, with sustainability and heritage playing important roles in consumer decisions. Additionally, celebrity-backed tequila brands have contributed to market visibility and growth. The industry's outlook remains positive, with expansion into emerging markets and continued innovation in product offerings. However, the market faces challenges such as the increasing price of agave, the key raw material, and potential environmental concerns related to its cultivation.

Organization and History

2131 Holdings, LLC, doing business as EGO Tequila, was founded in June 2019 in Texas, with its headquarters located at 6921 Indiana Ave, Fort Worth, TX 76137. EGO Tequila was created with the vision of disrupting the tequila industry by offering a premium, authentic alternative to the vanity-driven brands that dominate the market. Under the leadership of founder and CEO Rikki Kelly, EGO Tequila is committed to providing high-quality, small-batch, additive-free tequila crafted with a focus on tradition and excellence. The company's mission is to educate consumers on the rich heritage and craftsmanship behind tequila, ensuring they no longer settle for products driven by gimmicks or superficial marketing. Since its inception, EGO Tequila has rapidly gained recognition, securing placement on the *Texas Today Show* and coverage in several prominent publications. This exposure has helped build a loyal customer base and elevate the brand's visibility. To fuel its growth, EGO has partnered with Green Light Distribution, the third-largest wholesaler in Texas, which enables the company to expand its presence across bars, restaurants, and liquor stores throughout the state. After successfully completing three production runs, EGO took a strategic pause to fine-tune its supply chain logistics, re-evaluate manufacturing partners, and develop a robust plan for long-term growth. This allowed the company to address operational challenges and ensure the consistency of its high-quality product. With these adjustments in place, EGO is now well-positioned to scale and is actively seeking to raise capital to further expand its market presence. EGO Tequila has already garnered financial support from key investors, including Pronghorn, a platform that accelerates diversity and inclusion within the spirits industry, and an angel investor. These investments have provided EGO with the resources needed to refine its operations and prepare for its next phase of growth as it looks to partner with additional investors who share its vision for transforming the tequila landscape.

Our Services Provide Solutions to Our Customers

At EGO Tequila, we provide customers with a high-quality, authentic alternative in a market flooded with mass-produced, additive-filled spirits. Our small-batch, additive-free tequila offers a solution to consumers seeking a premium product that upholds the traditions and craftsmanship of true tequila production. By prioritizing quality and transparency, we cater to discerning customers who are tired of gimmicky marketing and vanity-driven brands that fail to deliver on taste or integrity.

We also offer educational value, helping consumers better understand the tequila-making process and its cultural significance. This approach ensures that our customers can make informed decisions about what they consume, fostering brand loyalty and a deeper appreciation for our product. Additionally, our partnership with Green Light, a major distributor, makes it easier for customers to access our tequila at bars, restaurants, and retail locations across Texas.

In essence, EGO Tequila provides a superior, authentic tequila experience while addressing the growing demand for premium, responsibly made spirits in an accessible, transparent way.

How We Expect to Generate Revenue

EGO Tequila expects to generate revenue primarily through the sale of our premium, small-batch tequila to bars, restaurants, and liquor stores. We have established a distribution partnership with Green Light, the third-largest wholesaler in Texas, which will facilitate the broad placement of our products in retail locations and on-premise establishments across the state. As our brand grows, we anticipate increasing our presence in more states and eventually expanding to national and international markets.

In addition to wholesale distribution, we also expect to generate revenue through direct-to-consumer sales, particularly via online platforms where permissible by state laws. This strategy allows us to capitalize on the growing trend of consumers purchasing premium spirits online, especially among tequila enthusiasts looking for craft and artisanal products.

EGO Tequila plans to further enhance revenue streams through strategic partnerships and limited-edition releases that appeal to collectors and connoisseurs. Additionally, we see opportunities in branded merchandise and exclusive events that elevate the EGO Tequila experience. As we scale, these diversified revenue streams will contribute to our overall financial growth.

Plan of Financing

Our plan of financing involves raising capital through a combination of equity crowdfunding, private investment, and potential strategic partnerships. We are currently seeking investors who align with our mission to disrupt the tequila industry with a premium, authentic product. The capital raised will be used to scale production, enhance distribution channels, and increase marketing efforts to reach new customers.

Specifically, we plan to allocate the funds towards:

- Production: Increasing the volume of small-batch tequila to meet growing demand, while ensuring consistency and quality across all product lines.

- Distribution Expansion: Expanding our reach beyond Texas by entering new state markets and potentially international markets, leveraging existing and new distributor relationships.

- Marketing and Brand Development: Increasing brand awareness through targeted marketing campaigns, social media, and partnerships with influencers and media outlets, as well as developing merchandise to boost brand engagement.

- Operational Improvements: Optimizing our supply chain logistics, securing reliable manufacturing partners, and investing in technology to streamline operations.

Additionally, we will maintain a reserve for working capital to support day-to-day operations and ensure we are prepared for any unforeseen market challenges. With this strategic use of funds, we aim to grow EGO Tequila's market share, increase profitability, and create long-term value for our investors.

Plan of Operation

EGO Tequila's operational plan focuses on optimizing production, distribution, and marketing to ensure we deliver high-quality, additive-free tequila to our customers while effectively scaling our business. Our key operational strategies include:

1. Production Management: We will work closely with our manufacturing partners to maintain quality control and consistency in our small-batch production. Our goal is to increase production capacity to meet growing demand while adhering to our commitment to quality. Regular audits and quality assurance checks will ensure that our product meets the highest standards.

2. Supply Chain Optimization: We will continuously evaluate and improve our supply chain logistics to streamline the sourcing of raw materials, specifically agave. Establishing strong relationships with reliable suppliers will help mitigate risks associated with fluctuating agave prices and ensure timely production.

3. Distribution Strategy: Leveraging our partnership with Green Light, we will focus on expanding our distribution network across Texas and into new markets. This includes identifying and onboarding additional distributors and establishing relationships with bars, restaurants, and liquor stores. We will also explore direct-to-consumer sales channels, including e-commerce, where regulations allow.

4. Marketing and Brand Development: Our marketing efforts will be targeted toward educating consumers about tequila and promoting EGO Tequila as a premium, authentic brand. We will utilize social media campaigns, influencer partnerships, and participation in industry events to increase brand visibility and consumer engagement. Strategic collaborations with restaurants and bars for promotional events will also be part of our marketing strategy.

5. Financial Management: We will implement sound financial practices to monitor cash flow, manage expenses, and track key performance indicators (KPIs). Regular financial reviews will guide our decision-making and help ensure the sustainable growth of the company.

6. Team Development: We will invest in our team by providing training and development opportunities to ensure our staff is knowledgeable about our products and the tequila industry. A motivated and informed team will enhance customer service and overall brand experience.

By focusing on these operational strategies, EGO Tequila aims to streamline its processes, enhance product quality, and create a strong market presence. Our commitment to operational excellence will drive our growth and ensure we meet the evolving needs of our customers.

Market and Competition

The tequila market has experienced significant growth, driven by increasing consumer demand for premium and craft spirits. Within this competitive landscape, EGO Tequila positions itself as a distinctive brand focused on authenticity and quality. Our primary competitors include well-known mid-priced brands such as Casamigos, 818 Tequila, and 21 Seeds. These brands often utilize premature agaves and additives to accelerate production, resulting in a product that may lack the depth of flavor that discerning consumers seek.

In contrast, EGO Tequila is committed to using only mature agaves, sourced from the finest growing regions in Mexico, and employing traditional production methods that prioritize flavor and authenticity over efficiency. Our tequilas are crafted using ancestral techniques, such as cooking agaves in stone brick ovens and distilling in alembic stills. This careful approach ensures a rich and nuanced flavor profile, appealing to consumers who value quality and craftsmanship.

While our competitors often retail for over $60, EGO Tequila is competitively priced between $44 and $50. This pricing strategy not only makes our premium product accessible to a wider audience but also emphasizes our commitment to providing exceptional quality without the premium price tag typically associated with high-end tequilas.

As the tequila market continues to evolve, EGO Tequila stands out by focusing on authenticity, craftsmanship, and consumer education. By highlighting the unique qualities of our product and differentiating ourselves from competitors, we aim to capture the attention of consumers seeking a truly exceptional tequila experience.

Research and Development

At EGO Tequila, we recognize that continuous research and development (R&D) is essential to maintaining our competitive edge and delivering exceptional products to our customers. Our R&D efforts focus on several key areas:

1. Product Innovation: We are committed to exploring new flavor profiles and tequila expressions that resonate with our target audience. This includes experimenting with different aging processes, barrel types, and botanical infusions that can enhance our existing lineup while staying true to our commitment to authenticity and quality.

2. Sustainable Practices: As part of our mission to promote responsible production, we are dedicated to researching sustainable agricultural practices for agave cultivation. This involves collaborating with local farmers and agricultural experts to implement eco-friendly farming techniques that support soil health, water conservation, and biodiversity.

3. Consumer Insights: We will invest in market research to better understand consumer preferences and trends within the spirits industry. By gathering feedback and conducting taste tests, we aim to refine our products to align with evolving consumer tastes and expectations, ensuring that EGO Tequila remains relevant and desirable.

4. Quality Assurance: Our R&D team will focus on developing rigorous quality assurance protocols to ensure every batch of tequila meets our high standards. This includes refining our production methods and testing techniques to maintain the integrity and consistency of our product.

5. Educational Initiatives: EGO Tequila believes in empowering consumers with knowledge about tequila production, history, and tasting notes. We plan to develop educational materials and programs that highlight our production methods, promoting appreciation for the craftsmanship behind our brand.

6. Collaborations and Partnerships: We will explore opportunities for collaborations with mixologists, chefs, and industry experts to develop innovative cocktails and pairings that showcase our tequila's versatility. These partnerships can provide valuable insights and enhance our brand visibility.

Through these research and development initiatives, EGO Tequila aims to continuously improve our offerings, promote sustainability, and educate consumers about the artistry of tequila production. By prioritizing innovation and quality, we are committed to enhancing our brand and ensuring a lasting impact in the tequila industry.

Patents and Trademarks

At EGO Tequila, we understand the importance of protecting our brand and intellectual property in the competitive spirits market. Currently, we have a pending trademark application for our brand name "EGO Tequila." This trademark will secure our rights to use the name in connection with our products and services, helping to establish a strong brand identity and differentiate us from competitors.

While we do not hold any patents at this time, we are committed to maintaining the integrity and originality of our production methods and branding. As our business evolves, we will continue to assess opportunities to protect any unique processes or innovations that may arise from our research and development efforts.

By securing our trademark, we aim to foster brand loyalty and recognition among consumers, ensuring that EGO Tequila is synonymous with quality and authenticity in the tequila industry.

Employees and Contractors

EGO Tequila currently operates without traditional employees; instead, we leverage the expertise of various contractors to support our business operations and brand development. Our contractors play vital roles in areas such as graphic design, marketing, and event promotion. Their contributions are essential for crafting our brand image, designing packaging, and executing marketing strategies that resonate with our target audience.

Additionally, we have established an advisory board composed of industry experts and seasoned professionals who provide valuable insights and guidance on strategic decisions. This advisory board brings a wealth of experience in the spirits industry, marketing, and operations, helping us navigate challenges and seize opportunities for growth.

By utilizing a flexible contractor model and benefiting from the expertise of our advisory board, EGO Tequila can maintain a lean operational structure while ensuring that we have access to the skills and knowledge necessary to achieve our business objectives.

Litigation

The Company is not subject to any current litigation or threatened litigation.

§227.201(e) – Number of Employees

The Company currently has one (1) full-time employee.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment. Please see EXHIBIT A for a more expansive list of potential risks associated with an investment in the Company.

§227.201(g) – The Offering

The minimum amount the Company is trying to raise in this Regulation Crowdfunding offering – our "target amount" – is $50,000, with a maximum of $300,000.

If we have not raised at least the target amount ($50,000) by December 15, 2024 – our "offering deadline" – then we will terminate the Regulation Crowdfunding offering. In that case, no securities will be sold in the offering, investment commitments will be canceled, and committed funds will be returned to investors. Previous investments made by our principals and affiliates will not count toward reaching the target amount.

If we do raise the target amount ($50,000) by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $300,000 maximum.

The funding portal will notify you when and if we reach our target and maximum amounts.

The Company may terminate the Regulation Crowdfunding offering at any time.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____X_____ Yes _____ No
What is the maximum you will accept in this Offering?	$300,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept on a pro-rata basis..

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Please see EXHIBIT B for a comprehensive description of the purpose and intended uses of the offering proceeds.

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the information about the Company at https://seedatthetable.com/homepage;

- Create an Account and verify your identity.

- Review Our Offering:

    • Once your account is set up, navigate to our EGO Tequila campaign page. Here, you can review important information about our business, including our mission, financial projections, and details about the investment opportunity.

- Select Your Investment Amount:

    • Choose the amount you would like to invest. Seed at the Table typically has a minimum investment amount, so ensure your chosen amount meets that requirement.

- Complete Your Investment

- Receive Confirmation

- Stay Updated:

    • As an investor, you'll receive updates on our progress and any news related to EGO Tequila. We appreciate your support and look forward to sharing our journey with you!

Investors will receive confirmation of their purchase via email. The convertible notes will be delivered electronically through DocuSign, where investors can manage and track their securities.

To Cancel Your Investment

To cancel your investment, NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Education materials on Seed at the Table's platform at https://seedatthetable.com/education.§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

NOTE TO INVESTORS: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If there is a material change in the offering, we will promptly notify you of this change. You must reconfirm your investment commitment within five days of receiving this notice. Otherwise, your investment commitment will be canceled. Within five business days of the cancellation, we will notify you that your investment commitment was canceled, the reason for the cancellation, and the refund amount you should expect to receive.

§227.201(l) – Price of the Securities

The Company is offering convertible notes with 6% simple interest per annum. Each note will automatically convert into equity upon the company's next qualified financing, which will be an equity financing round to raise a minimum of $1,000,000, at a 20% discount on the price per share offered in that financing round.

§227.201(m) – Terms of the Securities

Overview

The Company is offering convertible notes with 6% simple interest per annum. The CEO and Founder, Rikki Kelly holds 1,000,000 securities and 100% of the voting rights. An angel investor and a company advisor hold a collective 19,991 securities.

Terms of the Securities

Each note will automatically convert into equity upon the company's next qualified financing, which will be an equity financing round to raise a minimum of $1,000,000, at a 20% discount on the price per share offered in that financing round. If the Company fails to hold a qualified financing round, each note will convert into shares of a newly created series of preferred stock upon maturity (24 months from issuance). In the event of a change of control (e.g., sale or merger of the company) before conversion, noteholders will receive a cash repayment of the outstanding principal plus accrued interest. The notes are **unsecured and subordinated** to senior debt and do not carry any voting rights prior to conversion.

In the event of a liquidity event (such as a sale, merger, or IPO) before the next equity financing round, each note will automatically convert into equity at the lower of a 20% discount to the liquidity event valuation or the valuation set during the next round of financing. Upon a liquidity event, noteholders may elect to convert their notes into equity at a valuation determined by the board.

The notes may convert early if the company raises more than $1 million in equity financing prior to the maturity date, subject to the same discount and interest terms. In the event of default (e.g., failure to repay or convert the note upon maturity), the noteholders may demand immediate repayment of the outstanding balance, including any accrued interest, or elect to convert their notes into equity at a price determined by the board.

Voting Rights

The convertible notes have no voting rights.

Limits on Transfers

By law, for a period of one year, you won't be allowed to transfer your investment except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family member or trust, or (iii) in a public offering of the Company's shares.

Modification of Securities

The terms of the convertible notes can be modified if a majority of the noteholders and the issuer agree to amend them.

Event of Default

In the event of a default by the issuer (e.g., failure to repay the note by the maturity date), the terms of the convertible notes may be modified to protect noteholders, such as an increase in the interest rate or acceleration of the conversion to equity.

Regulatory or Legal Changes

If there are changes in laws or regulations that affect convertible notes or securities offerings, the terms of the notes may be modified to remain compliant with legal requirements.

How the Exercise of Rights by a Controlling Person Could Affect You

The exercise of voting rights by principal shareholders may influence decisions on corporate actions, additional equity issuance, or liquidation preferences, which could affect the value and dilution of the securities offered.

Risks Associated with Minority Ownership

Purchasers of the securities may face risks related to minority ownership, including limited control over corporate decisions, potential dilution from future equity issuances, lack of influence over dividend policies, and reduced input in exit events or sales. Additionally, minority shareholders may experience difficulty in selling their shares due to limited liquidity and less access to company information compared to majority shareholders.

§227.201(n) – The Funding Portal

The Company is offering its securities through Seed At The Table LLC, which is a crowdfunding portal licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00230, the CIK number is 0001808131, and the CRD number is 005548762.

§227.201(o) – Compensation of the Funding Portal

Seed At The Table does not own any direct or indirect interest in the Company, and there is no arrangement for them to acquire such an interest.
Seed At The Table will receive 7% cash commission of the total funds raised.

§227.201(p) – Indebtedness of the Company

The Company has no current or outstanding indebtedness.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company has not had any other offerings within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The issuer has not been involved in any transactions exceeding five percent of the aggregate capital raised in the past 12 months.

§227.201(s) – The Company's Financial Condition

The issuer, 2131 Holdings, LLC dba EGO Tequila, has been operational for three years and two months. However, due to a lack of capital, the company has faced significant financial challenges, resulting in no revenue generation for both 2023 and 2024.

Liquidity

The company has limited cash reserves and is actively seeking additional funding to support production activities. Our available raw materials are sufficient to fill bottles and enable us to generate revenue once we can commence production.

Capital Resources

The primary hurdle has been the lack of capital necessary to move into production. We are seeking to raise funds through this offering to enable us to fill our existing inventory, which will facilitate our return to generating revenue.

Results of Operations

The company has not reported any revenue for 2023 and 2024 due to production constraints. However, based on our prior operations, we estimate that once we commence filling and selling our bottled product, we can achieve an annual recurring revenue (ARR) of $200,000 or more. This would provide the necessary cash flow to support operational expenses and enable expansion into additional markets.

Known Material Changes

The lack of production capacity due to insufficient capital has directly impacted our revenue. However, we believe that with the current inventory of raw goods and the necessary funding, we can quickly ramp up operations and return to a positive revenue stream.

§227.201(t) – The Company's Financial Statements

The Company's financial statements are attached EXHIBIT C.

§227.201(u) – Disqualification Events

None of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on Seed At The Table's website.

227.201(w) – Annual Reports for the Company

We will post the report on our website, [www.egotequila.com,](http://www.egotequila.com) no later than 120 days after the end of each fiscal year.

§227.201(x) – Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(z) – Our Compliance with Reporting Obligations

The Company has prepared a campaign video script. Please see the attached EXHIBIT D.

Exhibit A - PROCEEDS INTENDED USE

- **Expanded Breakdown of Use of Proceeds:**
- **Production Costs – $160,000** (53.3% of total raised)
  - The largest portion of the funds will be used to resume **production**, specifically focusing on **filling bottles**and **cross-border delivery** from our manufacturing facility in Mexico to our primary distribution network in the U.S. This process includes:
    - **Raw materials** and **agave procurement**: Ensuring we have the necessary ingredients to produce the tequila.
    - **Packaging costs**: Bottling, labeling, and packaging the finished product.
    - **Import/export logistics**: Managing **customs duties** and compliance for cross-border delivery from Mexico to the U.S.
    - **Shipping and distribution**: Ensuring timely delivery to our U.S.-based wholesalers.
    - The production will allow us to meet immediate demand, producing enough product to generate approximately **$200,000+ in annual recurring revenue (ARR)**.
- **Retail Distribution and Market Expansion – $100,000** (33.3% of total raised)
  - A significant portion of the raise will be allocated to expanding our distribution network and growing our market presence. This includes:
    - **Retail distribution agreements**: Forming new relationships with **wholesalers** and **distributors** to bring EGO Tequila into additional states and markets across the U.S.
    - **Logistics and storage**: Ensuring the product is properly stored and distributed to retailers and restaurants.
    - **Sales team expansion**: Allocating a portion to expand the **sales team** or hire distributors to strengthen our outreach and drive more retailer partnerships.
- **Brand Awareness and Marketing – $32,000** (10.7% of total raised)
  - Another essential part of the proceeds will go towards **spreading brand awareness** and building a stronger presence in the market. This will include:
    - **Digital marketing campaigns**: Running paid advertisements across social media platforms (Instagram, Facebook, and others) to increase visibility and reach new audiences.

- **Collaborations with influencers**: Partnering with industry influencers to elevate the brand's profile and create engaging content to appeal to our target customers.
- **Events and tastings**: Hosting events, tastings, and trade shows to introduce EGO Tequila to new retailers, wholesalers, and customers.
- **Contingency Fund – $8,000** (2.7% of total raised)
  - A small portion of the funds will be reserved for **contingencies** or unforeseen costs that may arise during production, distribution, or marketing efforts. This could include:
    - **Unexpected import/export costs**.
    - **Logistical delays**.
    - Additional **marketing needs**.

- *Oversubscription Use (if more than $300,000 is raised):*

- If oversubscriptions are accepted (up to **$500,000**), the additional funds will be used to:
- **Increase production capacity**: Allowing us to produce and store additional inventory to meet higher demand.
- **Expand retail and distribution channels**: Securing partnerships in more regions and developing deeper relationships with national wholesalers.
- **Enhance marketing and brand presence**: Investing more heavily in marketing efforts, such as influencer partnerships and national ad campaigns.
-

In summary, while the current financial condition reflects challenges, there is significant potential for growth and recovery once we secure the capital needed to initiate production. The company's ability to generate substantial revenue upon production will position us favorably for future expansion.

Exhibit B – Potential Risks

1. Early-Stage Business Risk:

As a startup or early-stage company, your business has a limited operational history, which increases the risk for investors. There is no guarantee that the company will achieve profitability or success in the future.

2. Uncertain Future Profitability:

The company may not achieve profitability or positive cash flow in the near term, or at all, which could result in a loss of investment.

3. Convertible Note Risks:

Investors in this offering are purchasing convertible notes, which will convert to equity at a future date, typically based on the valuation of the company in a future funding round. There is no guarantee of when or if this conversion will happen, and the conversion terms may dilute the investors' equity.

4. Market Risk:

The company operates in a highly competitive market. Market conditions, including changes in consumer preferences, economic downturns, or increased competition, could negatively impact the company's success.

5. Operational Risks:

The company may face operational challenges such as supply chain issues, manufacturing delays, or scaling difficulties, especially if production hasn't yet fully ramped up.

6. Regulatory Risk:

The company may be subject to changes in regulatory requirements, especially if operating in sectors with heavy regulation (like alcohol, if you're in the spirits industry). Compliance with these regulations can be costly and complex, and non-compliance could negatively impact operations.

7. Liquidity Risk:

Securities purchased in the crowdfunding offering may not be easily transferable, and investors might not be able to sell them for a significant period, if at all. This makes the investment highly illiquid.

8. Dependence on Future Financing:

The company may need to raise additional funds in the future to support operations or growth. There is no guarantee that future financing will be available or that it will be available on favorable terms.

9. Economic Risks:

Economic downturns or global market conditions, such as recessions or the impact of the COVID-19 pandemic, could affect consumer spending and the company's ability to generate revenue.

10. Key Person Risk:

The company may rely heavily on key individuals (like yourself or other founders) for its success. The loss of any key individual could negatively impact the company's future prospects.

11. Dilution Risk:

Future equity financing rounds could dilute the value of the shares that investors hold upon conversion of their convertible notes.

12. No Guarantee of Dividends:

Investors should be aware that the company does not intend to pay dividends in the foreseeable future, and any return on investment will be dependent on the appreciation of the company's stock or a successful exit event.

REVIEWED
FINANCIALSTATEMENT REPORT

TIME PERIOD AUDITED: FOR THE FISCAL YEAR 2023-2024

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Stockholders
2131 Holdings, LLC dba Ego Tequila
[Fort Worth, Texas]

I have reviewed the accompanying balance sheets of 2131 Holdings, LLC dba Ego Tequila as of December 31, 2023, and December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. This review was conducted in accordance with the Statements on Standards for Accounting and Review Services (SSARS) issued by the American Institute of Certified Public Accountants (AICPA).

Overview

This review presents a comprehensive financial analysis of 2131 Holdings, LLC dba Ego Tequila for the fiscal years 2023 and 2024. The report covers critical aspects such as revenue generation, expense control, profitability, debt management, and cash flow. The company operates in the food and beverage manufacturing industry, with significant investments in inventory and raw materials. However, there are notable challenges in income generation and overall financial health, which are detailed below.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. Management is also responsible for selecting and applying appropriate accounting policies, as well as making accounting estimates that are reasonable in the circumstances.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with SSARS promulgated by the AICPA. A review is primarily based on inquiries of company management and analytical procedures applied to the financial data. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which provides a higher level of assurance. Therefore, I do not express an opinion on the financial statements.

The procedures performed in a review include:

1. Inquiry: Engaging in discussions with management about the financial results and understanding the underlying business activities.

2. Analytical Procedures: Evaluating the financial information through analysis of plausible relationships among both financial and non-financial data. This may include comparison of current year financial results with prior periods, budgets, or industry trends.

3. Assessment of Accounting Policies: Evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management.

4. Evaluation of Financial Statement Presentation: Ensuring that the financial statements are presented in accordance with GAAP and are free from material misstatements.

I believe that the results of my procedures provide a reasonable basis for my conclusion.

Financial Summary

2131 Holdings, LLC dba Ego Tequila

Profit and Loss Statements for the years ended December 31, 2023, and December 31, 2024:

- ❖ 2023: Total Income of $0, Total Expenses of $84,059.56, resulting in a Net Income of -$87,795.28.
- ❖ 2024: Total Income of $0, Total Expenses of $500, resulting in a Net Income of -$500.00.

Key Insights:

- In 2023, the company's spending was heavily focused on marketing, legal services, and consulting, which led to large losses.

- 2024 saw a reduction in operational activity, with no revenue generation but also significant expense control.

Balance Sheets as of December 31, 2023, and December 31, 2024:

- ❖ 2023: Total Assets of $81,504.40, Total Liabilities of $219,560.01, and Total Equity of -$138,055.61.
- ❖ 2024: Total Assets of $81,504.40, Total Liabilities of $220,060.01, and Total Equity of -$138,555.61.

Key Insights:

- The company's balance sheet indicates financial strain due to the large amount of debt and negative equity.

- Inventory remains a significant asset, but there is limited liquidity, as evidenced by negative bank account balances.

Statements of Cash Flows for the years ended December 31, 2023, and December 31, 2024:

- ❖ 2023: Net Cash provided by Operating Activities of -$127,696.97, Net Cash provided by Financing Activities of $91,830.51, leading to a Net Cash Decrease for the Period of -$35,866.46.
- ❖ 2024: Net Cash provided by Operating Activities of $0.00, resulting in no change in Cash at End of Period.

Key Insights:

- In 2023, the company was dependent on debt and owner contributions to maintain operations.

- 2024 saw no improvements in cash flow, indicating a need for strategic changes to improve liquidity.

Financial Ratios & Metrics

Current Ratio (2023 & 2024):

- *2023*: 4.66

- *2024*: 4.53
  While the current ratio indicates that the company has sufficient current assets to cover its short-term liabilities, the negative cash balance is a significant concern for liquidity.

Gross Profit Margin (2023):
-2,565% (a highly negative figure due to the substantial expenses relative to the very low revenue).

Debt-to-Equity Ratio:
The company's negative equity in both years renders the calculation impractical, but the high level of long-term debt relative to the overall financial position indicates a leveraged financial structure.

Accountant's Conclusion

2131 Holdings, LLC dba Ego Tequila has faced substantial financial challenges over the last two fiscal years, marked by limited income, high operational costs, and reliance on external debt. While 2024 saw a marked improvement in expense control, the absence of revenue remains a critical concern. To secure the company's future, efforts must focus on generating revenue, reducing unnecessary expenses, and improving liquidity through better debt management or additional capital investment.

With appropriate strategic adjustments, the business has the potential to capitalize on its existing inventory and reduce its debt obligations, thereby improving profitability and long-term sustainability.

DAT NGO, CPA
License Number: CA065393



datngocpa@gmail.com
Date: October 3, 2024

2131 Holdings, LLC (dba) Ego Tequila

PROFIT AND LOSS STATEMENT

For the year ended – December 31, 2023

Category	Amount ($)
Income	
Merchandise	120.41
Total Income	**120.41**
Cost of Goods Sold	
Transportation / Freight	3,210.00
Total Cost of Goods Sold	**3,210.00**
Gross Profit	**-3,089.59**
Expenses	
Advertising & Marketing	
- Advertising & marketing	11,835.75
- Content Creation / Product Photography	1,236.07
- Incentives	198.00
- Merchandise	3,350.82
- Promotional Items	754.98
- Samples Purchased	719.36
- Social media	287.50
- Supplies	346.22
- Tastings	1,047.18
- Website Domain	254.48
Total Advertising & Marketing	**20,030.36**
Contract Labor	
- Contract labor	1,713.00
- Professional Services	7,653.75

Total Contract Labor	**9,366.75**
Event	600.00
General Business Expenses	
- Bank fees & service charges	621.84
- Memberships & subscriptions	568.62
Total General Business Expenses	**1,205.46**
Insurance	
- Liability insurance	206.43
Total Insurance	**206.43**
Interest Paid	236.30
Legal & Accounting Services	
- Consulting Fees	28,375.00
- Legal Fees	407.03
- Legal & accounting services	7,784.50
Total Legal & Accounting Services	**36,566.53**
Meals	
- Meals	887.53
- Travel Meals	360.88
Total Meals	**1,248.41**
Office Expenses	
- Office supplies	12.97
- Shipping & postage	1,165.82
- Small tools and equipment	46.86
- Software & apps	535.49
Total Office Expenses	**1,761.14**
Payroll Expenses	
- Wages	90.00
Total Payroll Expenses	**90.00**

Samples	
- Samples - Blanco	2,668.42
- Samples - Reposado	2,300.55
Total Samples	**4,968.97**
Storage	605.00
Supplies	440.53
Travel	
- Airfare	2,907.95
- Hotels	3,101.42
- Mileage	43.23
- Taxis or shared rides	213.01
Total Travel	**6,441.61**
Utilities	
- Internet & TV services	3.19
Total Utilities	**3.19**
Total Expenses	**84,059.56**
Net Operating Income	**-87,149.15**
Other Expenses	
- Vehicle Expenses	
- Vehicle expenses	120.78
- Parking & tolls	95.02
- Vehicle gas & fuel	430.33
Total Other Expenses	**646.13**
Net Other Income	**-646.13**
Net Income	**-87,795.28**

2131 Holdings, LLC (dba) Ego Tequila

BALANCE SHEET

As of December 31, 2023

ASSETS	
Current Assets	
Bank of Texas (6198)	-$53.21
Business (OLD)	-$6,137.23
Business Adv Fundamentals - 4847 - 3	-$45.19
Cash	$0.00
Checking BOFA	-$1,654.16
Comerica 3917	-$3,573.30
Total Bank Accounts	**-$11,463.09**
Accounts Receivable (A/R)	$1,426.45
Total Accounts Receivable	**$1,426.45**
Inventory Asset	$61,737.55
Inventory - Blanco	$1,226.85
Inventory - Reposado	$1,226.85
Total Inventory Asset	**$64,191.25**
Raw Materials	$27,344.79
Uncategorized Asset	$5.00
Total Other Current Assets	**$91,541.04**
Total Current Assets	**$81,504.40**
TOTAL ASSETS	**$81,504.40**
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable (A/P)	$17,476.01
Total Accounts Payable	**$17,476.01**

Short-term business loans (SBA Loan)	$0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$17,476.01**
Convertible Debt - Pronghorn	$175,000.00
Due to Carla Pitts	$2,084.00
Simone O Otenaike Convertible Note	$25,000.00
Total Long-Term Liabilities	**$202,084.00**
Total Liabilities	**$219,560.01**
Equity	
Opening balance equity	-$807.50
Owner Contributions & Investments	$62,515.98
Owner draws	-$31,287.99
Retained Earnings	-$80,680.82
Net Income	-$87,795.28
Total Equity	**-$138,055.61**
TOTAL LIABILITIES AND EQUITY	**$81,504.40**

2131 Holdings, LLC (dba) Ego Tequila

STATEMENT OF CASH FLOWS

For the year ended – December 31, 2023

Category	Amount (USD)
Operating Activities	
Net Income	-87,795.28
Adjustments to Reconcile Net Income	
Accounts Receivable (A/R)	9,373.55
Inventory Asset	-61,737.55
Inventory Asset: Inventory - Blanco	-1,226.85
Inventory Asset: Inventory - Reposado	-1,226.85
Raw Materials	-55.00
Uncategorized Asset	-5.00
Accounts Payable (A/P)	17,476.01
Short-term Business Loans: SBA Loan	-2,500.00
Total Adjustments	-39,901.69
Net Cash Provided by Operating Activities	-127,696.97
Financing Activities	
Convertible Debt - Pronghorn	75,000.00
Owner Contributions & Investments	30,605.50
Owner Draws	-13,774.99
Net Cash Provided by Financing Activities	91,830.51
Net Cash Increase for Period	-35,866.46
Cash at Beginning of Period	24,403.37
Cash at End of Period	-11,463.09

2131 Holdings, LLC (dba) Ego Tequila

PROFIT AND LOSS STATEMENT

For the year ended – September 30, 2024

Category	Amount ($)
Income	
- **Total Income**	0.00
Gross Profit	**0.00**
Expenses	
- Legal & Accounting Services	500.00
Total Expenses	**500.00**
Net Operating Income (NOI)	**-500.00**
Net Income	**-500.00**

2131 Holdings, LLC (dba) Ego Tequila

BALANCE SHEET

As of September 30, 2024

Category	Amount ($)
ASSETS	
Current Assets	
- Bank Accounts	
- Bank of Texas (6198)	-53.21
- Business (OLD)	-6,137.23
- Business Adv Fundamentals (4847)	-45.19
- Cash	0.00
- Checking BOFA	-1,654.16
- Comerica (3917)	-3,573.30
Total Bank Accounts	**-11,463.09**
Accounts Receivable	
- Accounts Receivable (A/R)	1,426.45
Total Accounts Receivable	**1,426.45**
Other Current Assets	
- Inventory Asset	61,737.55
- Inventory - Blanco	1,226.85
- Inventory - Reposado	1,226.85
- Loans to Others	0.00
- Raw Materials	27,344.79
- Uncategorized Asset	5.00
Total Other Current Assets	**91,541.04**
Total Current Assets	**81,504.40**
TOTAL ASSETS	**81,504.40**
LIABILITIES AND EQUITY	

Liabilities	
- **Current Liabilities**	
- Accounts Payable (A/P)	17,976.01
Total Current Liabilities	**17,976.01**
Other Current Liabilities	
- Short-term Business Loans	
- SBA Loan	0.00
Total Other Current Liabilities	**0.00**
Total Current Liabilities	**17,976.01**
Long-Term Liabilities	
- Convertible Debt - Pronghorn	175,000.00
- Due to Carla Pitts	2,084.00
- Simone O Otenaike Convertible Note	25,000.00
Total Long-Term Liabilities	**202,084.00**
Total Liabilities	**220,060.01**
Equity	
- Opening Balance Equity	-807.50
- Owner Contributions & Investments	62,515.98
- Owner Draws	-31,287.99
- Personal Healthcare	0.00
- Retained Earnings	-168,476.10
- Net Income	-500.00
Total Equity	**-138,555.61**
TOTAL LIABILITIES AND EQUITY	**81,504.40**

2131 Holdings, LLC (dba) Ego Tequila

STATEMENT OF CASH FLOWS

For the year ended – September 30, 2024

Category	Amount ($)
Operating Activities	
- Net Income	-500.00
Adjustments to Reconcile Net Income to Net Cash	
- Accounts Payable (A/P)	500.00
Total Adjustments	**500.00**
Net Cash Provided by Operating Activities	**0.00**
Net Cash Increase for Period	**0.00**
Cash at Beginning of Period	-11,463.09
Cash at End of Period	**-11,463.09**

NOTES TO FINANCIAL STATEMENTS

Note 1: Organization and Nature of Business

2131 Holdings, LLC is a limited liability company organized in the state of Texas. The company is engaged in the production, marketing, and distribution of food and beverage products, primarily focusing on tequila and related merchandise. The company's primary operations are based in the United States, with sales extending to international markets.

Note 2: Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Under this method, revenues are recognized when earned, and expenses are recognized when incurred

Note 3: Summary of Significant Accounting Policies

a. Basis of Presentation The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) on an accrual basis. This means revenues are recognized when earned, and expenses are recognized when incurred.

b. Cash and Cash Equivalents Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less at the time of purchase. As of December 31, 2024, the company had a negative cash balance, reflecting overdrafts in its bank accounts.

c. Accounts Receivable Accounts receivable is stated at the amount management expects to collect. An allowance for doubtful accounts is established based on historical collection experience and management's assessment of the collectability of accounts receivable.

d. Inventory Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Inventory consists of finished goods (tequila) and raw materials used in the production process.

e. Property and Equipment Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized.

f. Revenue Recognition Revenue is recognized when the performance obligations are satisfied, typically upon the transfer of control of products to customers. Sales are recorded net of any discounts and returns.

g. Income Taxes The company is treated as a pass-through entity for federal income tax purposes. Therefore, the company does not pay federal income taxes at the corporate level. Instead, income is passed through to the owners and reported on their individual tax returns.

h. Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 4: Going Concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. As of December 31, 2024, the company had a negative cash balance and a net loss for the year. Management is actively pursuing additional financing and revenue-generating activities to address these conditions.

Note 5: Related Party Transactions

The company has engaged in transactions with related parties, including loans from the owner and convertible debt arrangements. Details of these transactions are outlined in the balance sheet under long-term liabilities and equity sections.

Note 6: Commitments and Contingencies

The company may be subject to various claims and legal proceedings arising in the ordinary course of business. Management is not aware of any pending or threatened litigation that would have a material adverse effect on the financial position or results of operations of the company.

Note 7: Subsequent Events

Management has evaluated subsequent events through the date of the financial statements issuance and has determined that there are no significant events to disclose that would impact the financial statements as of December 31, 2024.

Financial Health & Recommendations

Challenges Identified:

- **Lack of Revenue Growth**: 2023 saw limited revenue from merchandise sales, while 2024 had no income at all. This suggests a need for more aggressive marketing, sales efforts, or product diversification to improve revenue.

- **High Operating Expenses**: The company's high spending on legal, marketing, and professional services in 2023 led to significant losses. A more strategic approach to cost management is recommended.

- **Negative Cash Position**: The negative cash flow and bank balances at the end of both years present liquidity challenges that could affect the company's ability to continue operations without additional financing.

- **High Debt Levels**: The reliance on convertible debt and owner contributions in 2023 highlights the need for better cash flow management or alternative funding solutions.

Recommendations:

1. **Revenue Enhancement**:
   The company must focus on generating sales from existing inventory. This could be achieved through improved distribution channels, partnerships, or enhanced marketing strategies.

2. **Expense Rationalization**:
Legal and consulting expenses should be critically assessed. Allocating more resources towards revenue-generating activities, such as product marketing and sales operations, might yield better financial outcomes.

3. **Debt Restructuring**:
The company should explore refinancing options or restructuring its debt obligations to ease the financial burden caused by high-interest debt.

4. **Capital Infusion**:
Given the negative cash balance and limited liquidity, a capital infusion may be necessary to stabilize the business. This could come from equity financing or additional owner contributions.

5. **Operational Focus in 2024**:
The significant reduction in operations in 2024 should be reevaluated, as resuming full operations or pivoting to a more streamlined business model could improve the company's financial standing.

Exhibit D – Campaign Video Script

If you're anything like me then you've had your share of disappointing tequilas. And just when I thought I'd sworn it off for good, I found myself going back to the same brands **over** and **over again**.

At its core though what does tequila really represent? For me it can be a good experience to share with friends or a time to relax and reflect in my own space.

Whatever the occasion might be, the brand should be about **quality**. Nearly 70% of tequilas contain additives, including glycerin, oak extract, sugar, and caramel coloring. Though the additives provide color and flavor, they also impact the very essence of the spirit. While this hasn't been widely publicized, the lack of transparency to the consumer is starting to gain attention.

I'm Rikki Kelly and that's why I created Ego, an additive-free, small-batch, high-quality tequila made from 100% pure agave. Distilled using ancestral and modern techniques, our tequila is produced in Jalisco, Mexico, using natural spring water from an inactive volcano. We are the 1st Black Woman-owned tequila in Texas and the 3rd in the US.

This is an **exciting** opportunity to join the fastest growing spirits category that's valued at $11 Billion dollars (Include an article about the industry). *Within 3 months of our launch, we sold out of all cases, secured numerous features in major publications, and partnered with companies such as Van Leeuwen Ice Cream and Taco Bell.*

We are raising $300,000 to get more bottles back on the shelves. As consumers are becoming more exposed to the additional ingredients that are in the tequila they enjoy, they are looking for an experience that EGO can provide. Be a part of our success by joining our crowdfund today! Thank you!